January 9, 2006
VIA EDGAR AND FACSIMILE (202) 772-9369
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
Attention: Lesli Sheppard

Re:	Smith & Wesson Holding Corporation Registration Statement on Form S-3 File No. 333-130634
Ladies and Gentlemen:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, on behalf of Smith & Wesson Holding Corporation (the "Company") we hereby request that the effective date of the above-referenced Registration Statement be accelerated to 2:00 p.m., Eastern Standard Time, on Tuesday, January 10, 2006 or as soon as practicable thereafter.
     The Company acknowledges that (1) should the Commission or staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing, (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (3) the Company may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/Robert S. Kant

cc:	Michael F. Golden President and CEO